Exhibit 99.2

Consolidated statement of comprehensive income

For the six months ended June 30, 2024:

kEUR	2024	2023
Continuing operations
Revenue	79,263	38,276
Cost of sales	-63,590	-38,807
Gross profit (loss)	15,672	-531
Research and development expenses	-4,102	-1,659
Selling and general administrative expenses	-15,883	-16,284
Impairment losses on trade receivables and contract assets	-14	-596
Other income	307	1,913
Other expenses	-941	-2,835
Operating result	-4,960	-19,992
Finance income	23	136
Finance expenses	-39,436	-10,936
Net finance result	-39,413	-10,800
Result before tax	-44,373	-30,792
Income tax benefits (expenses)	-786	1,998
Result for the period	-45,159	-28,793
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences	-67	51
Other comprehensive income for the period, net of tax	-67	51
Total comprehensive income for the period	-45,226	-28,742

Profit (loss) attributable to:
Shareholders of the parent	-45,159	-28,793
Non-controlling interests	-	-

Total comprehensive income attributable to:
Shareholders of the parent	-45,226	-28,742
Non-controlling interests	-	-

Earnings (loss) per share (in EUR)		-
Diluted	-0,84	-0.59
Basic	-0,89	-0.59

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of financial position

ASSETS

kEUR	Jun. 30, 2024	Dec. 31, 2023
Intangible assets	23,062	25,041
Right-of-use assets	4,697	3,286
Property, plant, and equipment	6,194	6,391
Other investments and other assets	181	179
Trade and other receivables (non-current)	4	4
Deferred tax assets	-	-
Non-current assets	34,138	34,900
Inventories	38,685	39,119
Contract assets	125	-
Trade and other receivables (current)	32,448	21,227
Income tax assets (current)	102	0
Cash and cash equivalents	23,691	29,162
Current assets	95,051	89,509
Total assets	129,189	124,408

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

EQUITY AND LIABILITIES

kEUR	Jun. 30, 2024	Dec. 31, 2023
Share capital	5	4
Capital reserves	234,459	225,007
Other equity	39	106
Retained earnings	-191,216	-136,117
Profit (loss)	-45,159	-55,081
Equity attributable to owners of the Company	-1,872	33,919
Non-controlling interests	-	-
Total equity	-1,872	33,919
Lease liabilities (non-current)	3,631	2,580
Warrant liabilities (non-current)	54,658	21,626
Trade and other payables (non-current)	178	169
Contract liabilities (non-current)	3	65
Other provisions (non-current)	6,125	4,513
Deferred tax liabilities	1,974	1,189
Non-current liabilities	66,569	30,142
Lease liabilities (current)	1,236	853
Loans and borrowings (current)	14,065	13,908
Trade and other payables (current)	35,466	22,021
Contract liabilities (current)	6,921	7,454
Income tax liabilities (current)	0	-102
Other provisions (current)	6,804	16,212
Current liabilities	64,492	60,347
Total liabilities	131,061	90,489
Total equity and liabilities	129,189	124,408

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of cash flows

kEUR	Jun. 30, 2024	Jun. 30, 2023
Result for the period	-45,159	-28,793
Depreciation and amortization	3,561	2,417
Finance income excluding foreign currency (gains) losses	-23	-136
Finance expense	39,436	10,936
Non-cash effective foreign currency gains	654	154
Stock compensation	2,003	529
Gain (loss) on disposal of property, plant, and equipment	-	5
Change in trade receivables not attributable to investing or financing activities	-10,170	-8,539
Change in inventories	-2,187	-11,611
Change in write-downs on inventories	2,969	2,699
Change in trade payables	5,149	4,468
Change in contract assets	-125	6
Change in contract liabilities	-609	-1,092
Change in other investments and other assets	-1,004	2,496
Change in other provisions	818	904
Change in other liabilities	-345	87
Income tax expenses (benefits)	786	-1,998
Interest received	12	-
Income taxes paid	-	-
Cash flow from operating activities	-4,237	-27,469

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

kEUR	Jun. 30, 2024	Jun. 30, 2023
Purchase of property, plant, and equipment	-463	-1,430
Investments in intangible assets, including internally generated intangible asset	-257	-2,748
Acquisition of investments in non-consolidated entities	-	-70
Interest received	-	136
Cash flow from investing activities	-721	-4,112
Proceeds from borrowings, shareholder contribution, and loans	-	11,805
Proceeds from issues of shares and other equity securities	4,810	-
Repayment of shareholder loans	-4.618	-
Repayment of lease liabilities	-643	-449
Interest paid	-432	-130
Cash flow from financing activities	-883	11,226
Net decrease (-) / increase in cash and cash equivalents	-5,840	-20,354
Net cash and cash equivalents at the beginning of the period	29,162	34,441
FX effects	368	-123
Net cash and cash equivalents at the end of the period	23,691	13,964

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Consolidated statements of changes in equity

For the six months ended June 30, 2023:

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2023	4	216,815	-136,117	45	-136,073	80,747	80,747
Result for the period	-	-	-28,793	-	-28,793	-28,793	-28,793
Other comprehensive income (loss)	-	-	-	51	51	51	51
Total comprehensive income (loss)	4	216,815	-164,911	96	-164,815	52,004	52,004
Other changes in equity	-	-	-	-	-	-	-
Stock compensation	-	477	-	-	-	477	477
Total contributions and distributions	-	477	-	-	-	477	477
Balance as of Jun. 30, 2023	4	217,292	-164,911	96	-164,815	52,481	52,481

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

For the six months ended June 30, 2024:

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2024	4	225,007	-191,198	106	-191,092	33,919	33,919
Result for the period	-	-	-45,159	-	-45,159	-45,159	-45,159
Other comprehensive income (loss)	-	-	-17	-67	-84	-84	-84
Total comprehensive income (loss)	4	225,007	-236,374	39	-236,335	-11,324	-11,324
Capital increase	1	7,145	-	-	-	7,145	7,145
Stock compensation	-	2,307	-	-	-	2,307	2,307
Total contributions and distributions	1	9,452	-	-	-	9,452	9,452
Balance as of Jun. 30, 2024	5	234,459	-236,374	39	-236,335	-1,872	-1,872

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

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